Exhibit 99.3

Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J2Y1 www.computershare.com Security Class Holder Account Number - Fold Form of Proxy - Special Meeting to be held on Monday, February 11, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a proxyholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen holder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. -Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 am, Pacific Standard Time, on Thursday, February 7, 2019 VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as holder other than the Management nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of **Great Panther Silver Limited** hereby appoint(s): **R. W. (Bob) Garnett**, Chairman, or failing him, **James Bannantine**, President & CEO, or failing him, **Jim Zadra**, CFO, or failing him, **Christopher Richards,** Vice President, Finance

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Special Meeting** of shareholders of **Great Panther Silver Limited** to be held at Terminal City Club (Terrace Room B), 837 West Hastings Street, Vancouver, British Columbia V6C 1B6 on Monday, February 11, 2019 at 9:00 am (PST) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Great Panther Scheme Resolution** To pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the accompanying Management Information Circular, authorizing and approving the issuance of common shares of Great Panther Silver Limited (the "**Company**") as consideration for the acquisition of all of the outstanding ordinary shares of Beadell Resources Limited ("**Beadell**") pursuant to the terms of the Scheme Implementation Deed dated September 23, 2018 between the Company and Beadell.	☐	☐
2. **Name Change Resolution** To pass, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix C to the accompanying Management Information Circular, authorizing and approving the change of the name of Great Panther Silver Limited (the "**Company**") to "**Great Panther Mining Limited**" or such other name as may be determined and acceptable to the board of directors of the Company and applicable regulatory authorities.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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